Exhibit 3.3

FIRST CERTIFICATE OF CORRECTION

FILED TO CORRECT A CERTAIN ERROR IN

THE SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

EMERGE INTERACTIVE, INC.

FILED IN THE OFFICE OF

THE SECRETARY OF STATE OF DELAWARE

ON OCTOBER 26, 1999

eMerge Interactive, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify that:

FIRST: A Second Amended and Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on October 26, 1999 and that such Certification requires correction as permitted by Section 103 of the General Corporation Law of Delaware.

SECOND: The inaccuracy or defect of such Certificate to be corrected is the date referenced in clause (i) of Section D3.1, which was inadvertently omitted.

THIRD: Section D3.1 is hereby corrected to read as follows:

D3.1 Treatment at Liquidation, Dissolution or Winding Up. The Series D Preferred Stock shall be on a party with the Series A Preferred Stock and Series C Preferred Stock with respect to liquidation preference. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of its insolvency, before any distribution or payment is made to any holders of Common Stock, the Series B Junior Preferred Stock or any other class or series of capital stock of the Corporation designated to be junior to the Series D Preferred Stock in liquidation preference (collectively, referred to in this Description and Designation of Series D Preferred Stock as “Junior Stock”), and subject to the liquidation rights and preferences of any class or series of Preferred Stock designated in the future to be senior to the Series D Preferred Stock with respect to liquidation preference (referred to in this Description and Designation of Series D Preferred Stock as “Senior Stock”), the holders of each share of Series D Preferred Stock shall be entitled to be paid first out of the Available Assets, the greater of (i) an amount per share of Series D Preferred Stock equal to $9.00, plus $1.00 for each year (pro rated for partial years) from October 27, 1999 until the date of distribution of Available Assets, (subject to equitable adjustment for any stock dividend, stock split, combination, reorganization, recapitalization, reclassification or other similar event involving a change in the capital structure of the Preferred Stock), or (ii) such amount per share of Series D Preferred Stock as would have been payable had each share of Preferred Stock which is convertible into Common Stock been so converted immediately prior to such liquidation, dissolution or winding up.

If, upon liquidation, dissolution or winding up of the Corporation, the Available Assets shall be insufficient to pay the holders of Series D Preferred Stock and of any Parity Stock the full amounts to which they otherwise would be entitled, the holders of Series D Preferred Stock and First Priority Parity Stock shall share ratably in any distribution of Available Assets pro rata in proportion to the respective liquidation preference amounts which would otherwise be payable upon liquidation with respect to the outstanding shares of the Series D Preferred Stock and First Priority Parity Stock if all liquidation preference dollar amounts with respect to such shares were paid in full.

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Correction to be executed on this 8th date of December, 1999.

EMERGE INTERACTIVE, INC.

Charles Abraham

Chief Executive Officer